Mail Stop 6010
      March 22, 2006

Mr. Pierre-Jean Sivignon
Executive Vice President and Chief Financial Officer
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

		RE: 	Koninklijke Philips Electronics N.V.
      Form 20-F for the fiscal year ended December 31, 2005
			File No.  001-05146-01

Dear Mr. Sivignon:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F  for the year ended December 31, 2005

Management`s discussion and analysis, page 68

Liquidity and capital resources, page 93

1. Please revise to describe how cash flows from discontinued operations are reflected in your cash flows statements. In addition, revise to describe how the absence of cash flows or absence of negative cash flows, related to the discontinued operations will impact your future liquidity and capital resources.

Consolidated Statements of Income, page 124

2. We note you present "earnings before interest and taxes," which is identified as a non-GAAP financial measure in Item 10 of Regulation
S-K.  Please revise to comply with Item 10(e)(1) of Regulation S-
K,
to remove such non-GAAP measures from the face of your income statement. Refer to Item 10 of Regulation S-K and General
Instruction
C of Form 20-F for guidance.

Consolidated Statements of Cash Flows, page 128

3. We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because (A) your use of the indirect method of determining cash flows from operating activities begins with income from continuing operations rather than net income as required by SFAS 95, paragraph 28; and (B) you present the combined operating, investing, and financing cash flows of discontinued operations as a single amount as supplemental disclosures rather than classifying discontinued operations cash flows by activity - operating, investing, and financing - within the body of the cash flow statement itself (i.e. not as supplemental disclosure) as required by SFAS 95, paragraph 26. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:
* You change your presentation to address the points noted above and to comply with SFAS 95.
* You label either the column heading or the marginal heading as "revised" or "restated." Characterizing the modification as "reclassified" will not suffice.
* You make specific and prominent footnote disclosure to the effect that the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.
* Please ensure that you comply with the requirement in SFAS 95, paragraph 7 that the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statement of cash flows are the same amounts presented as cash and cash equivalents on the balance sheets. If the "assets of discontinued operations," which you present as a single amount on your balance sheet includes cash and cash equivalents, one way you can comply with SFAS 95, paragraph 7 is to separately quantify on the face of the statement of cash flows the portion of each of (A) net decrease in cash and cash equivalents; (B) cash and cash equivalents at the beginning of the period, and (C) cash and cash equivalents at the end of the period attributable to continuing operations and the portion attributable to discontinued operations. The amount of cash and cash equivalents included within "assets of discontinued operations" on the balance sheet may be shown parenthetically or as a single line on the balance sheet.

4. We note that you present a subtotal "cash flows before
financing
activities" on the face of your statement of cash flows. This measure appears to be a non-GAAP, pursuant to Item 10(e)(1)(ii) of
Regulation S-K.   Please delete the referenced subtotal or tell us
why that subtotal is permissible under the guidance. This comment also applies to your selected financial data.

Accounting policies, page 140

Accounting for capital transactions of a subsidiary or an unconsolidated company, page 140

5. We note that dilution gains and losses are presented in the income statement under "other business income (expenses)." Please tell us why it is appropriate to present gains and losses related to consolidated subsidiary stock transactions within operating income.
Refer to SAB Topic 5H, Question 6 in your response.

Note 7 - Investments in unconsolidated companies, page 148

6. We note you plan to file an amendment to your Form 20-F to include the unaudited financial statements for the year 2005 for LG. Philips
LCD and LG Philips Displays on or before June 30, 2006. Please provide us with your calculation of significance to show that audited financial statements for the year 2005 are not required for these investments.
7. In this regard, we note that you are currently investigating the requirement relating to the unaudited financial statements of LG. Philips Displays for 2005. If you conclude 3-09 financial statements are not required, please explain why and cite the literature upon which you relied.

	As appropriate, please amend your Form 20-F for the year ended
December 31, 2005, and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202)
551-3671 with any other questions.

								Sincerely,



								Angela Crane
      Branch Chief
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Mr. Pierre-Jean Sivignon
Koninklijke Philips Electronics N.V.
March 22, 2006
Page 4